787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

February 16, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Bo Howell, Esq.

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Opportunity Funds
Post-Effective Amendment No. 38 to Registration Statement on Form N-1A
Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Mr. Howell:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on February 13, 2012.  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Floating Rate High Income Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                                    In the fee table, please consider disclosing the amount of the limited deferred sales charge on Class A shares and indicate by footnote that such sales charge may be “None” under certain circumstances.

Response:                     The Registrant believes that the current disclosure of the limited deferred sales charge in the footnote is informative of the existence of such sales charge.

Comment No. 2:                                    Please confirm supplementally that “other expenses of the fund” in the fee table includes dividends on short sales.

Response:                     The Fund does not engage in short sales.  Therefore, the “other expenses of the fund” line item in the fee table does not reflect any dividends on short sales.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 3:                                    In the “Principal Investment Strategies” section, please include a reference to “junk bonds” when referring to high yield securities.

Response:                     The requested disclosure has been added.

Comment No. 4:                                    In the “Principal Investment Strategies” section, please disclose the Fund’s policy with respect to maturity and quality of its fixed income investments.

Response:                     In the “Goal and Strategies” section, the Fund discloses its policy with respect to the credit quality of its investments.  The Fund has added such disclosure to the “Principal Investment Strategies” section.  The Fund does not have a specific policy on maturity of its fixed income investments.

Comment No. 5:                                    Include disclosure of credit default swaps and distressed securities in the Summary, since the Fund may invest up to 20% of its assets in such instruments.

Response:                     While the Fund may invest up to 20% of its assets in the above-referenced instruments, it currently does not intend to do so.  Accordingly, the Fund does not consider such instruments to be principal investments of the Fund, and therefore has not included disclosure of them in the Summary.

Comment No.6:                                       Please confirm that Fund shares will be sold in part through an FDIC-insured institution.

Response:                     Fund shares will be sold in part through an FDIC-insured institution.

Comment No. 7:                                    Please add junk bond risk to the Principal Risks section.

Response:                     The requested disclosure has been added.

Comment No. 8:                                    Please explain why the Credit Suisse Leveraged Loan Index is an appropriate broad-based securities index.

Response:                     The Credit Suisse Leveraged Loan Index serves as an appropriate broad-based benchmark for the Fund because of the Fund’s emphasis on Senior Loans.  The Credit Suisse Leveraged Loan Index is an unmanaged index that is designed to mirror the investable universe of the U.S. dollar denominated institutional leveraged loan market.

Comment No. 9:                                    Please confirm whether the “Other Risk Factors” included in the “Risk Factors” section are principal risks, and if so, include disclosure of such risks in the Summary.

Response:                     The risk factors listed under “Other Risk Factors” are not principal risks of the Fund.

Comment No. 10:                              In the “Certain Investment Practices” section, please define “net fund assets” and “total fund assets.”

Response:                     The above-referenced section has been deleted from the prospectus.

Comment No. 11:                              Please include disclosure regarding Credit Suisse in the “Meet the Managers” section.

Response:                     Disclosure regarding Credit Suisse is contained in the section entitled “The Management Firm.”  The Registrant does not believe it is required to repeat such disclosure in the “Meet the Managers” section, as Form N-1A does not require disclosure regarding the investment adviser to be adjacent to the disclosure regarding portfolio managers.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

Enclosures

cc:                                 Joanne Doldo, Esq., Credit Suisse Asset Management, LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP